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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69764

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontcourt Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Mount Airy Road - Suite 204

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Basking Ridge	NJ	07920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Brown

917-696-8331

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company Certified Public Accountants, Chartered

(Name – if individual, state last, first, middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 0 1 2019

Washington DC
413

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Scott Brown_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Frontcourt Securities LLC
, as
of _December 31_ , 20 _18_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Chief Financial Officer
Title

Notary Public

KENDRA YASMIN PHILLIP
Notary Public, State of New York
No. 01PH6339187
Qualified in Kings County
Commission Expires March 28, 2020

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Frontcourt Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontcourt Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Frontcourt Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Frontcourt Securities, LLC's management. Our responsibility is to express an opinion on Frontcourt Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frontcourt Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Frontcourt Securities, LLC's financial statements. The supplemental information is the responsibility of Frontcourt Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Frontcourt Securities, LLC's auditor since 2018.

Olathe, Kansas

February 28, 2019

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

February 27, 2019

To the Members of Frontcourt Securities, LLC

In connection with our audit of the financial statements and supplemental information of Frontcourt Securities, LLC for the year ended December 31, 2018, we will issue our report thereon dated February 28, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. As described in Note A, the Company changed accounting policies related to Revenue Recognition by adopting FASB Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, in 2018. Accordingly, the accounting change has been retrospectively applied to prior periods presented as if the policy had always been used.

We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Frontcourt Securities, LLC in its 2018 financial statements are described in Note A to the financial statements and relate to the policies the Company uses to account for valuation of investments and revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were):

Management's estimate of the value of the collectability of accounts receivable is based upon current economic trends. We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules I and II that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Frontcourt Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Frontcourt Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ending December 31, 2018, in which (1) Frontcourt Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontcourt Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Frontcourt Securities, LLC stated that Frontcourt Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontcourt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontcourt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas

February 28, 2019

Frontcourt Securities, LLC

Statement of Financial Condition
December 31, 2018

ASSETS

Assets:

Cash	$202,368
FINRA Flex Account	$1246
Other Receivable	$3,054
Prepaid Expenses	$2,000
Prepaid FINRA Renewals	$1,142
Total Assets	$209,810

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Liabilities	$0.00
Member's Equity	$209,810
Total Liabilities and Member's Equity	$209,810

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Operations
For the Period January 1, 2018 to December 31, 2018

Revenues:	$90,000
Expenses:	
Accounting	$1331
Automobile Expense	$84
Bank Service Charges	$46
Business Licenses and Permits	$1,950
Compliance	$25,093
Computer and Internet Expenses	$360
Continuing Education	$970
Dues and Subscriptions	$225
Fidelity Bond	$2,600
Legal and Professional	$3,750
Licenses and Fees	$2,460
Meals and Entertainment	$754
Miscellaneous	$39
Office Expense	$357
Postage and Delivery	$29
Registered Rep Compensation	$35,000
Rent Expense	$8,071
Repairs and Maintenance	$14
SIPC Fees	$488
Small Equipment	$130
Telephone Expense	$144
Travel Expense	$60
Total Expenses:	$83,955
Net Income:	$6,045

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Cash Flows
For the period January 1, 2018 to December 31, 2018

OPERATING ACTIVITIES	
Net Income	$6,045
Adjustments to reconcile Net Income	
to net cash provided by operations:	
FINRA Flex Account	1,356
Other Receivable	(3,054)
Prepaid Expenses	(2,000)
Prepaid FINRA Renewals	(1,142)
Net Cash Provided by Operating Activities	1,205
Net Cash Increase for the Period	1,205
Cash at beginning of the period	201,162
Cash at end of the period	$202,368

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Member's Equity
December 31, 2018

Balance at December 31, 2017		$203,764
Net Income	$6,045	
Balance at December 31, 2018		$209,810

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Capital:	
Member's Equity	$209,810
Non-Allowable Assets	(7,442)
Net Capital Before Securities Haircuts	$202,368
Securities Haircuts	-
Net Capital	$202,368
Minimum Dollar Net Capital Requirement	5,000
Excess Net Capital	197,368
Aggregate Indebtedness	$0
Ratio of Aggregate Indebtedness to Net Capital	0

There were no material differences between the basic net capital computation included in these financial statements with those previously reported by the Company

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

Frontcourt Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 paragraph (k)(2)(i).

February 22, 2019

Frontcourt Securities, LLC claims an exemption under SEC Rule 15c3-3 paragraph (k)(2)(i). The provisions of this rule shall not be applicable to a broker or dealer who: carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Frontcourt Securities, LLC."

> Based on this, Frontcourt Securities, LLC has met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year.

Scott Brown

Frontcourt Securities, LLC

Notes to Financial Statements
December 31, 2018

1. **Nature of Business:**

   Frontcourt Securities, LLC (the Company), was formed on November 30, 2015. The company was formed for the purpose of acting as a broker dealer with the capacity and qualifications to advise clients on mergers and acquisitions, capital raising, and other advisory services. The company generated revenues in the most recently ended fiscal year from fees charged to clients.

   The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-69764) and is a member (CRD #283590) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. **Summary of Significant Accounting Policies:**

   Basis of Accounting:

   The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates:

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

   Cash and Cash Equivalents:

   For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

   At various times throughout the year the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 at December 31, 2018.

   Federal Income Taxes:

   The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the

Frontcourt Securities, LLC

Notes to Financial Statements
December 31, 2018

Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

3. **Uncertain Tax Positions:**

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. **Related Parties:**

One Hundred percent (100%) of the membership interests in Frontcourt Securities, LLC are owned by Frontcourt Group, LLC – which is wholly owned by Robert Sawicki. Frontcourt Securities, LLC has a cost sharing agreement with Frontcourt Group, LLC for rent, telephone and office expenses, which are reimbursed on a monthly basis.

5. **Commitments of Contingencies:**

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the company's management, have a material adverse effect on the Company's financial position.

6. **Net Capital:**

The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related ratios may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $202,368, exceeding the minimum net capital requirement of $5,000 by $197,368.

7. **Subsequent Events:**

Management has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued.